Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017 ___________

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number (212) 455-2516	E-mail Address BWells@stblaw.com
November 12, 2024
Via EDGAR
Anu Dubey
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:       New Mountain Private Credit Fund
Registration Statement on Form 10 (File No. 000-56694)
Dear Ms. Dubey:
On behalf of New Mountain Private Credit Fund (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) responses to comments received from the Staff on October 22, 2024 relating to the above-referenced registration statement on Form 10, filed with the SEC on September 27, 2024 (the “Registration Statement”).
Together with this response, the Fund has filed an amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the amended Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.
Summary Risk Factors (pages 5 – 6)
1.Comment: On page 6, the eighth bulleted risk factor refers to “Other New Mountain Clients” Please define this term here as this appears to be the first place this term is used.
Response: The Fund respectfully advises that is has defined the term on page 1 under “Explanatory Note.”

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Item 1. Business (pages 7 – 39)
2.Comment: The fourth sentence states that the Fund is non-diversified. Please disclose the risks of being non-diversified in the Risk Factors section.
Response: The Fund has revised the Registration Statement accordingly.
3.Comment: On page 7, the third sentence identifies the Fund’s investment objectives. Please consider revising this sentence to split it into two sentences so that the language describing the types of investments the Fund will make (i.e., “through the sourcing and origination of senior secured loans and select junior capital positions in growing businesses in defensive industries that offer attractive risk-adjusted returns”) is in a separate sentence from the investment objectives.
Response: The Fund has revised the Registration Statement accordingly.
4.Comment: On page 7, in the second to last sentence of the second paragraph under “Background – About New Mountain”, please disclose how the Fund defines “secularly challenged”.
Response: The Fund considers a secularly challenged industry to be an industry that faces systemic headwinds that adversely affect the entire industry (e.g., if aspects of the industry are becoming obsolete). The Fund has revised the disclosure to add further clarification.
5.Comment: On page 7, in the last sentence of the second paragraph under “Background – About New Mountain”, please clarify what “power alleys” means.
Response: The Fund respectively advises that “power alleys” refer to areas in which New Mountain has developed strong research and operational advantages. The Fund has revised the disclosure to add further clarification.
6.Comment: On page 8, the first sentence of the first full paragraph refers to a publicly-traded business development company and its ticker symbol. Please identify such business development company by name.
Response: The Fund has revised the Registration Statement accordingly.
7.Comment: On page 9, under “Investment Objective and Strategy”, the second to last sentence of the first paragraph states that the Fund’s investment strategy will focus on primary originations, but it may also include secondary originations. Please disclose what primary originations and secondary originations are.
Response: The Fund has revised the Registration Statement to clarify that primary originations are loans that the Fund provides directly to the borrower and that secondary market purchases are the Fund acquiring a loan that has previously been made to the borrower from another lender.

Securities and Exchange Commission	November 12, 2024
8.Comment: On page 9, under “Investment Objective and Strategy”, the first sentence of the last paragraph states that the Fund intends to target a leverage ratio of approximately 0.9x to 1.1x debt to equity. Please clarify what this debt to equity ratio means for purposes of the amount of leverage the Fund intends to target.
Response: The Fund has revised the Registration Statement to clarify that this means borrowings equal to 0.9 to 1.1 multiplied by the Fund’s net asset value.
9.Comment: On page 10, the last paragraph under “Target Assets” states that the Fund may make investments through wholly-owned subsidiaries, but defines the term “subsidiary” to include primarily controlled entities. If the Fund only intends to use wholly owned subsidiaries, please: (i) revise the definition of “subsidiary to replace “primarily controlled” with “wholly-owned”; and (ii) disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund. If the Fund intends to use primarily controlled subsidiaries, please revise the first sentence of the last paragraph under “Target Assets” to replace “wholly-owned” with “primarily controlled”.
Response: The Fund respectfully advises that it may have one or more wholly owned or primarily controlled subsidiaries and has revised the Registration Statement accordingly. The Fund considers an entity to be primarily controlled when the Fund has sole majority voting control over the entity. The term “subsidiary” hereinafter refers to wholly-owned and primarily controlled subsidiaries.
10.Comment: Please respond to the following comments with respect to subsidiaries as defined in response to comment 8 above.
a.Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (“1940 Act”) governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiaries.
Response: The Fund respectfully advises that the above requested disclosure is included in the last sentence of the last paragraph under “Target Assets” beginning on page 10 and, accordingly, declines to revise the disclosure.
b.Disclose that any investment adviser to a subsidiary complies with the 1940 Act provisions relating to advisory contracts (Section 15 as it applies through Section 59) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also, confirm that the Fund will file any investment advisory contract between a subsidiary and its investment adviser as an exhibit to the registration statement.
Response: The Fund respectfully advises that the current Investment Advisory Agreement contemplates that the Adviser may provide its advisory services to the Fund through a subsidiary, so there would be no need for an additional advisory agreement with any such subsidiary. Accordingly, the Fund does not believe additional disclosure is required.

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The Fund expects that any subsidiary will not be required to register as an investment company under the 1940 Act, and therefore any investment advisory agreement with such subsidiary will not be subject to the provisions of Section 15 of the 1940 Act. Nevertheless, the Fund confirms that, to the extent that any such investment advisory agreement provides for compensation from the Fund or any subsidiary, (i) such investment advisory agreement will be approved by the Fund’s Board and (ii) such investment advisory agreement between the subsidiary and its investment adviser will be filed as an exhibit to the Fund’s periodic reports.
c.Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17, as modified by Section 57). Identify the custodian of the subsidiaries, if any.
Response: The Fund has revised the Registration Statement accordingly. The Fund notes that it does not currently have any subsidiaries, but confirms that the custodian for any future subsidiary will be identified.
d.Disclose any subsidiary’s principal investment strategies and principal risks that constitute principal strategies and principal risks of the Fund.
Response: The Fund respectfully advises that it does not anticipate any subsidiary’s principal investment strategies or principal risks to differ from that of the Fund’s.
e.Explain to us whether the financial statements of the subsidiaries will be consolidated with those of the Fund. If not, explain why not.
Response: The Fund acknowledges the Staff’s comment and confirms that, as stated in the last paragraph beginning on page 10, it would generally expect to consolidate the financial statements of any subsidiary with the financial statements of the Fund.
f.Tell us if a subsidiary charges a management fee. If so, confirm to us that a subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Fund discloses and a vehicle’s expenses will be included in the “Other Expenses” line item of any such fee table.
Response: The Fund notes that it does not expect any subsidiary to charge a management fee or a performance fee. The Fund also confirms that the expenses of any subsidiary will be included in “Other Expenses” in the Fund’s fee table, if applicable.
g.Confirm to us that the subsidiaries and their boards of directors will agree to inspection by the staff of the subsidiaries’ books and records, which will be maintained in accordance with Section 31, as modified by Section 64, of the 1940 Act and the rules thereunder.
Response: The Fund confirms that any subsidiary vehicle and any board of directors it has will agree to inspection by the Staff of the subsidiary vehicle’s books and records,

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and that such books and records will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder.
h.If any subsidiary is a foreign entity, confirm to us that the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.
Response: To the extent that any subsidiary is a foreign entity, the Fund confirms that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
11.Comment: On page 11, the first sentence states that, prior to and separate from the Merger, current Guardian III investors will be given the option to transfer their Guardian III units to the Fund in exchange for Shares of the Fund. Please revise this sentence to reflect that this option is not separate from the Merger, but will only occur if the Merger occurs.
Response: The Fund has revised the Registration Statement accordingly.
12.Comment: On page 11, the last sentence of the carryover paragraph from the previous page states that there can be no assurance that the Merger will occur. Please also disclose that the Merger will only occur if approved by unitholders of Guardian III.
Response: The Fund respectfully advises that the Merger has been approved by Guardian III unitholders and has revised the disclosure accordingly.
13.Comment: On page 16, the first sentence of the first full paragraph refers to “netbacks”. Please disclose what netbacks are.
Response: The Fund has revised the disclosure to replace “netbacks” with “upfront fees.”
14.Comment: Pages 17 through 19 describe the investment advisory agreement and the fees payable thereunder. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.
Response: The Fund notes that disclosure under the heading “Item 2. Financial Information—Discussion of the Fund’s Expected Operating Plans—Expenses” provides a description of the expenses that the Fund will be obligated to pay, including the management fees and incentive fees payable to the Adviser. The Fund is aware that Form N-2 (used for registered public offerings by business development companies and investment companies) requires a summary of fund fees and expenses that includes estimates of expenses as a percentage of net assets. As the Fund is not making a registered public offering, it is not required to file a Form N-2. The Fund respectfully submits that it is not aware of a requirement in Form 10 to include a fee table that conforms to the requirements of Item 3.1 of Form N-2. The Fund’s actual expense and

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fee-related information will be publicly available in the financial statements included in its periodic reports.
15.Comment: On pages 18 and 19, under “Incentive Fee”, please disclose a graphical representation of the Incentive Fee based on income to clarify its application and disclose examples showing calculation of the Incentive Fee in different factual scenarios.
Response: The Fund has revised the Registration Statement accordingly.
16.Comment: On pages 26 and 27, disclosure under “Share Repurchase Program” describes the Fund’s share repurchase program. Please note that Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise disclosure throughout the registration statement, including this section, to limit the discussion of tender offers to general information such as how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. Please note that disclosure of specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open and when payment will be made are more appropriately disclosed in the tender offer documents sent to shareholders when a tender offer is actually made.
Response: The Fund has revised the Registration Statement accordingly.
17.Comment: On page 26, the first sentence of the fifth paragraph under “Share Repurchase Program” states that, in the event the amount of Shares tendered exceeds the repurchase offer amount, Shares will be repurchased on a pro rata basis with priority for repurchase requests in the case of the death or disability of a shareholder. Please explain to us the legal basis for this priority or, alternatively, delete it. See Rule 13e-4(f)(3) under the Exchange Act.
Response: The Fund believes the exception to pro rata basis for shareholders repurchasing because of death and disability is consistent with the guidance provided for 1940 Act regulated companies and market practice. The Staff has permitted “early withdrawal charges” on the consideration received by tendering shareholders that have not held the shares for a specific period of time so long as it is applied uniformly to all shareholders in a manner described in a fund’s registration statement. See Release No. IC-19399 (April 7, 1993). Similar to the “early withdrawal charges” consistently permitted by the Staff, the priority given to tendering shareholders in the case of a death or disability is also uniformly applied to all shareholders, in that, it applies to any repurchase request in the case of a shareholder’s death or disability when the tender offer is oversubscribed, and it is fully described in the Registration Statement. Just as the uniform application of early withdrawal charges is considered consistent with Rule 13e-4(f)(8)(ii), we believe the consistent application of priority for the class of

Securities and Exchange Commission	November 12, 2024
shareholders that have experienced death or a qualifying disability is consistent with Rule 13e-4(f)(3). This practice recognizes the special estate planning needs inherent in this class of shareholders and all shareholders have equal rights to these benefits in the case of their death or disability. Further, the Fund notes that such priority in the case of a shareholder’s death or disability is common market practice among business development companies and registered closed-end funds.
18.Comment: On page 27, the third sentence of the second paragraph states that the Fund does not impose any charges in connection with repurchases of Shares. Please revise this sentence to reflect the Early Repurchase Fee.
Response: The Fund has revised the Registration Statement accordingly.
19.Comment: On page 27, the first sentence of the third paragraph states that, in the event that any shareholder fails to maintain the minimum balance of $5,000, the Fund may repurchase all of the Shares held by that shareholder. Please revise this sentence to comply with Rule 13e-4(f)(3) under the Exchange Act.
Response: The Fund respectfully advises that repurchases made due to a shareholder’s failure to maintain the minimum balance of $5,000 will be made separate and apart from the Fund’s quarterly tender offers under its share repurchase program and, hence, do not implicate such tender offers’ compliance with Rule 13e-4(f)(3) in the event such tender offers are oversubscribed. The Fund intends to conduct such repurchases related to failure to maintain minimum balances pursuant to Rule 23c-1, and such repurchases will not be included in the amount of Shares the Fund offers to repurchase pursuant to its quarterly tender offers. The Fund believes the repurchase conditions set forth in Rule 23c-1 will be met and the notice required by Rule 23c-1(a)(11) will be satisfied by disclosure in the Fund’s periodic reports.
20.Comment: On page 28, the first full paragraph states that the purchase price for Shares subscribed for in April, at least five business days before the first business day in May, would be the NAV per share determined as of April 30. Please explain to us if subscription requests are revocable by potential investors and, if so, up until what point in time such orders are revocable. We may have more comments after reviewing your response.
Response: The Fund respectfully advises that, as stated in the immediately succeeding paragraph, subscription requests may be withdrawn at any time before they are accepted by the Fund and the Fund will not accept subscription requests any earlier than two business days before the first day of each month. Please refer to the third full paragraph on page 28.
Item 1A. Risk Factors (pages 40 – 93)
21.Comment: In the first risk factor on page 44, please reconcile disclosure in the third sentence (which indicates that the aggregate NAV of total repurchases is limited in any calendar quarter to Shares whose aggregate value is no more than 5% of the Fund’s

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aggregate NAV) with the third sentence on page 26 which states that the Fund intends to offer to repurchase, in each quarter, up to 5% of outstanding Shares, either by number of Shares or aggregate NAV.
Response: The Fund has revised the Registration Statement accordingly.
22.Comment: On page 65, please revise the headings of the second and third risk factors so that the headings are complete sentences.
Response: The Fund has revised the Registration Statement accordingly.
Item 2. Financial Information (pages 94 – 97)
23.Comment: On page 94, the second sentence states that the Fund intends to file an election to be treated as a business development company under the 1940 Act. Please revise this sentence to state that the Fund filed such election on September 27, 2024.
Response: The Fund has revised the Registration Statement accordingly.
24.Comment: Please disclose that the Fund is adopting the financial and performance history of Guardian III (predecessor entity).
Response: The Fund has revised the Registration Statement accordingly.
Item 5. Trustees and Executive Officers (pages 98 – 105)
25.Comment: On pages 100 and 101, disclosure identifies the Fund’s executive officers. Please disclose the term of office of each officer. See Item 401(b) of Regulation S-K.
Response: The Fund has revised Registration Statement accordingly.
Item 7. Certain Relationships and Related Transactions, and Trustee Independence (pages 106 – 117)
26.Comment: On page 114, disclosure under “Side Letter Agreements” states that the Fund, and in certain cases the Adviser, will have the discretion to waive or modify the application of, or grant special or more favorable rights with respect to, any provision of the Fund’s governing documents to the extent permitted by applicable law to shareholders or certain financial intermediaries. Please explain to us:
a.how having a side letter with different terms would comply with Section 18 of the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);
b.whether different terms in any side letter could have a material, negative effect on other Fund investors;
c.whether the terms of different side letters will be disclosed to all Fund investors, and how they will be disclosed, including the timing of such disclosure;

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d.whether the terms of any side letters could include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and
e.whether the terms of any side letters could have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.
Response: The Fund notes that it may only enter into side letters if consistent with applicable law, including the 1940 Act. The Fund also notes that it does not intend to enter into any side letters that provide for material restrictions of the Fund’s activities. Accordingly, the Fund confirms that neither it nor the Adviser (on behalf of the Fund and itself) can enter, has entered or will enter into any side letter with any shareholder that would have the effect of creating different terms to such shareholder’s investment in the Fund in contravention of applicable law, including Section 18 of the 1940 Act, or that would have a material, negative effect on other shareholders. Any side letter that the Fund enters into would be limited to terms that do not provide any shareholder with: (i) priority over any other shareholder as to distribution of assets or payment of dividends, (ii) preferential redemption or withdrawal rights, (iii) access to material non-public information (except in accordance with Regulation FD under the Securities Act and other applicable securities laws), or (iv) a different management fee or incentive fee from that paid by other shareholders.
The terms of any side letters do not need to be disclosed to other shareholders in accordance with securities laws, unless material to other shareholders. The Fund notes that the terms of any side letter are generally irrelevant to other investors, but are required by certain institutional investors as a matters of internal policy or for specific regulatory reasons.
As a matter of process, the Fund reviews each side letter request to confirm compliance with applicable law, including Section 18 of the 1940 Act. To the extent an investor’s request does create a “senior security” issue under Section 18, the Fund will deny such request. Such investor will either accept the denial, or not invest in the Fund.
27.Comment: Please confirm to us, and revise related disclosure as necessary, that: (1) the Adviser will not provide investors or others with information that would allow those investors or others to benefit at the Fund’s expense; and (2) the Fund will not selectively disclose material information, including information regarding the Fund’s portfolio holdings. Alternatively, please explain to us how the Adviser and/or Fund taking these actions is consistent with the federal securities laws (e.g., Regulation FD).
Response: The Fund confirms that (1) the Adviser will not provide investors or others with information that would allow those investors or others to benefit at the Fund’s expense; and (2) the Fund will not selectively disclose material information, including information regarding the Fund’s portfolio holdings.

Securities and Exchange Commission	November 12, 2024
Item 10. Recent Sales of Unregistered Securities (page 118)
28.Comment: The second sentence of this section states that the Fund has issued and sold [ ] Shares at an aggregate purchase price of $[ ] to the Adviser. Please disclose the date of such sale. See Item 10 of Form 10 and Item 701(a) of Regulation S-K.
Response: The Fund respectfully advises that it hasn’t conducted its initial share issuance yet, but that it will disclose the above-requested information in a subsequent pre-effective amendment to the Registration Statement.
Item 11. Description of Registrant’s Securities to be Registered (pages 119 – 122)
29.Comment: The last sentence of Section 12.3 of the Fund’s Declaration of Trust states that a Shareholder shall not be entitled to recover a judgment in favor of the Trust, asset any claim in the name of the Trust or bring any other action that is derivative in nature without the approval of the Board. Please disclose this sentence in this section and disclose that it does not apply to claims arising under the federal securities laws. Please also revise Section 12.3 of the Declaration of Trust to state that the sentence above included therein does not apply to claims arising under the federal securities laws.
Response: The Fund has revised the Registration Statement and the Declaration of Trust attached as Exhibit 3.1 thereto accordingly.
30.Comment: On page 122, disclosure under “Effect of Certain Provisions of Maryland Law and of our Declaration of Trust and Bylaws” states that certain provisions of Maryland law, the Fund’s Declaration of Trust and Bylaws could delay, defer or prevent a transaction or change in control of the Fund that might involve a premium price for shareholders or otherwise be in their best interest. Please describe such provisions. See Item 11 of Form 10 and Item 202(a)(5) of Regulation S-K.
Response: The Fund has revised the Registration Statement accordingly.
31.Comment: On page 123, please revise the second sentence of the second paragraph to add “or reckless disregard of the duties involved in the conduct of his or her office.” See Section 17(h) of the 1940 Act.
Response: The Fund has revised the Registration Statement accordingly.
Item 13. Financial Statements and Supplementary Data (page 123)
32.Comment: Please include the appropriate audited and unaudited financial statements required by Item 6-11 of Regulation S-X of Guardian III (precedessor entity) and include the disclosures required by Item 6-11(d) of Regulation S-X.
Response: The Fund has incorporated by reference the appropriate audited and unaudited financial statements required by Item 6-11 of Regulation S-X of Guardian III and the disclosures required by Item 6-11(d) of Regulation S-X into the Registration Statement.

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Exhibit Index (page 124)
33.Comment: Please delete “Form of” for Exhibits 3.1, 3.2, 10.1, 10.2 and 10.4 and confirm that the actual agreements (not forms of) are, or will be, filed as exhibits to the registration statement.
Response: The Fund has revised the Registration Statement accordingly and confirms that the actual agreements are filed as exhibits to the Registration Statement, other than the Amended and Restated Declaration of Trust, the executed version of which will be filed in a subsequent pre-effective amendment to the Registration Statement.
34.Comment: Please file the agreements for the Merger and Rolling Investors as exhibits to the next amended Form 10 filing. See Item 601 of Regulation S-K.
Response: The Fund has filed the exhibits as requested.
35.Comment: We understand that Maryland law permits a fund to eliminate or alter fiduciary duties of trustees and replace them with standard set forth in the declaration of trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees are inconsistent with the federal securities laws and the Commission’s express views on trustee’s fiduciary duty. Please revise Section 8.5 of Declaration of Trust to clarify explicitly that, notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees shall apply to, or in any way limit, the duties (including state law duties of loyalty and care) or liabilities of trustees with respect to matters arising under the federal securities laws.
Response: The Fund has revised Section 8.5 of the Declaration of Trust attached as Exhibit 3.1 to the Registration Statement.
GENERAL COMMENTS
36.Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
Response: The Fund acknowledges the Staff’s comment.
37.Comment: Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
Response: The Fund confirms that the amended Registration Statement has been filed concurrently with this response letter.

Securities and Exchange Commission	November 12, 2024
38.Comment: Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.
Response: The Fund confirms that it has not and does not expect to submit any exemptive application or no-action request in connection with the Registration Statement. The Fund notes that it intends to rely on the co-investment Exemptive Order.
39.Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Response: The Fund acknowledges the Staff’s comment.
*****
Please call me at 212-455-2516 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	Michael Spratt, Securities and Exchange Commission Thankam Varghese, Securities and Exchange Commission Rajib Chanda, Simpson Thacher & Bartlett LLP Kenneth Burdon, Simpson Thacher & Bartlett LLP